Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2019 and 2018 included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2018, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells, and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® (Redirected Optimized Cell Killing) platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct innate immune cells and establish a bridge to cancer cells. Our innate cell engagers have the ability to bring innate immune cells into the proximity of tumor cells and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture with four binding domains, our innate cell engagers bind to their targets with high affinity and have half-lives that allow for regular intravenous administration. Different dosing schemes are being explored to allow for improved exposure in heavily pretreated patient populations. Based on their mechanism of action as well as the preclinical and clinical data we have generated to date, we believe that our product candidates as monotherapy or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients, and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate cell engager space, we are also developing novel antibody formats with the potential to tailor innate cell-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, and the incurrence of loans, including convertible loans and through government grants and payments for collaborative research and development services. Through September 30, 2019, we have raised an aggregate of approximately €227.1 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of September 30, 2019, we had an accumulated deficit of €221.5 million.

Independent of the recently closed collaboration with Genentech and the income earned for the three and nine month periods ended September 30, 2019, we expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a naïve human antibody library combined with a phage and yeast display antibody library, a proprietary algorithm to optimize affinity, stability and manufacturing efficiency and a mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

We have two U.S. subsidiaries, Affimed Inc., with senior employees in investor relations, business development, corporate strategy and clinical operations and AbCheck Inc.

Recent Developments

On October 15, 2019, we announced the submission of an investigational new drug, or IND, application to the U.S. Food and Drug Administration, or FDA, to initiate a first-in-human phase 1/2a study of AFM24. The initial goal of the study is to determine the maximum tolerated dose and recommended phase 2 dose of AFM24, as well as to evaluate the safety, pharmacokinetics, pharmacodynamics and preliminary efficacy in patients with advanced cancers known to express the epidermal growth factor receptor. The second part of the study will evaluate the preliminary efficacy of AFM24 in patients with select solid tumor subtypes. On November 7, 2019, our IND application for AFM24 cleared the required 30-day review by the FDA and is in effect for a phase 1/2a clinical trial of AFM24, a tetravalent, bispecific epidermal growth factor receptor, and CD16A-binding innate cell engager, in patients with advanced cancers known to express epidermal growth factor receptor.

In addition, the FDA has cleared an IND application for a phase 1 study to evaluate a stable complex of AFM13, our lead innate cell engager, pre-mixed with cord blood-derived allogeneic NK cells (cbNK cells) as an investigational treatment for patients with relapsed/refractory CD30-positive lymphoid malignancies. Further, the registration-directed study of AFM13 as monotherapy in relapsed/refractory peripheral T cell lymphoma (pTCL), where patients have very few treatment options, is on track to initiate this year.

On November 7, 2019, we announced that Genentech, a member of the Roche Group, exercised its final option for an exclusive target under the companies’ collaboration agreement to develop and commercialize novel NK cell engager-based immunotherapeutics generated by our ROCK® platform to treat multiple cancers. The target selection triggers a milestone payment, in an undisclosed amount, to us from Genentech.

On November 13, 2019, we announced the closing of a public offering of 12,000,000 common shares, at the public offering price of $2.50 per share, and the exercise in full by the underwriters of their option to purchase an additional 1,800,000 common shares. The exercise of the option to purchase additional shares brought the total number of common shares sold by Affimed to 13,800,000 and increased the gross proceeds raised in the offering, before deducting underwriting discounts and commissions and estimated expenses of the offering payable by Affimed, to $34.5 million (€31.3 million).

On November 19, 2019, we announced the appointment of Cassandra Choe-Juliak, MD, MS as Acting Chief Medical Officer (CMO) to succeed Dr. Leila Alland, effective November 30, 2019. Dr. Alland will transition out of her current role and will serve as a consultant for the company. The company will commence a search to identify a permanent Chief Medical Officer.

As September 17, 2019 represents the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the Securities Act, we will no longer qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, commencing December 31, 2019. As a result, we can no longer take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. Further, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

Collaboration and License Agreements

There have been no material changes to our license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–License Agreements” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•

AFM13. In November 2019, we initiated a registration directed phase 2 study of AFM13 as monotherapy in relapsed or refractory patients suffering from peripheral T cell lymphoma (pTCL). The study protocol has been agreed upon with the U.S. Food and Drug Administration (FDA). In addition, this study will, as a separate cohort, investigate the initial efficacy of AFM13 as monotherapy in patients suffering from transformed mycosis fungoides (T-MF). In September 2019, the FDA cleared an investigational new drug application (IND) for an investigator-sponsored Phase 1 study, in which the University of Texas MD Anderson Cancer Center (MDACC) plans to investigate the combination of AFM13 with allogeneic NK cells. MDACC intends to administer a stable complex of AFM13 pre-mixed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-loaded NK cells) into patients with relapsed/refractory CD30-positive lymphoid malignancies. In 2017, an investigator-sponsored Phase 1b/2a study was initiated by Columbia University to investigate AFM13 as monotherapy in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation. In 2016, we initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL. In this study, enrollment is complete and final data were recently presented. Different dosing protocols are being explored in the investigator-initiated monotherapeutic phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma, or relapsed/refractory HL, to allow for improved exposure in more heavily pretreated patient populations. The study has now completed recruitment under the new study design. We anticipate that our research and development expenses in the fourth quarter of 2019 for AFM13 will increase compared to those for the first three quarters of 2019 due to the initiation of new clinical studies, pre-clinical studies with collaboration partners and the preparation of the production of AFM13 for commercial purposes.

•

AFM11. The phase 1 clinical trials of AFM11 were placed on clinical hold and recruitment stopped in October 2018. In May 2019, we received notification from the FDA that additional data would be needed to determine whether the AFM11 clinical hold may be lifted. In line with the strategic focus on our innate immunity portfolio, we have made the decision to terminate the Phase 1 clinical program of AFM11. This decision took into consideration the competitive landscape of B-cell directed therapies currently in development and associated resources needed for further development of AFM11. We subsequently informed the FDA of our intention to terminate the clinical program.

•

Other projects and infrastructure costs. Our other research and development expenses relate to our preclinical studies of our solid tumor candidate, AFM24, our multiple myeloma program AFM26 (through the third quarter of 2018), our Genentech collaboration and early stage development / discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will increase in the fourth quarter of 2019.

Results of Operations

The financial information shown below was derived from our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2019 and 2018. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended September 30, 2019 and 2018

	Three months ended September 30,
	2019	2018
	(unaudited) (in € thousand)
Total Revenue:	2,103	306
Other income (expenses)—net	49	(259)
Research and development expenses	(11,721)	(9,787)
General and administrative expenses	(2,790)	(2,389)
Operating loss	(12,359)	(12,129)
Finance income/(costs)—net	1,475	109
Loss before tax	(10,884)	(12,020)
Income taxes	0	0
Loss for the period	(10,884)	(12,020)
Other comprehensive income	(555)	53
Total comprehensive loss	(11,439)	(11,967)
Loss per common share in € per share (undiluted)	(0.17)	(0.19)
Loss per common share in € per share (diluted)	(0.17)	(0.19)

Revenue

Revenue increased significantly to €2.1 million in the three months ended September 30, 2019 from €0.3 million for the three months ended September 30, 2018. Revenue in the three months ended September 30, 2019 predominantly relate to the Genentech collaboration (€1.9 million), while revenue in the three months ended September 30, 2018 solely included revenue generated by AbCheck. Revenue from the Genentech collaboration in the three months ended September 30, 2019 relate to revenue recognized for collaborative research services performed during the quarter.

Research and development expenses

	Three months ended September 30,
R&D Expenses by Project	2019	2018	Change %
	(unaudited) (in € thousand)
Project
AFM13	6,023	2,057	193%
AFM11	(86)	965	—
Other projects and infrastructure costs	5,467	6,524	(16%)
Share-based payment expense	317	241	32%
Total	11,721	9,787	20%

Research and development expenses amounted to €11.7 million in the three months ended September 30, 2019 compared to research and development expenses of €9.8 million in the three months ended September 30, 2018. The variances in project-related expenses between the three months ended September 30, 2019 and the corresponding period in 2018 are mainly due to the following projects:

•

AFM13. In the three months ended September 30, 2019 we incurred significant higher expenses (193%) than in the three months ended September 30, 2018 primarily due to higher expenses for the preparation of new clinical trials and manufacturing activities for the clinical trial material.

•

AFM11. As of June 30, 2019, we recorded termination costs for the phase 1 dose-finding study in NHL and the phase 1 dose-finding study in ALL. In the three months ended September 30, 2019, termination costs were updated and we incurred negative expenses of €0.1 million.

•

Other projects and infrastructure costs. In the three months ended September 30, 2019, expenses were lower (-16%) than in the three months ended September 30, 2018 primarily due to lower expenses incurred in relation to our discovery/early stage development activities and infrastructure costs.

General and administrative expenses

General and administrative expenses were slightly higher and amounted to €2.8 million in the three months ended September 30, 2019 compared to €2.4 million in the three months ended September 30, 2018.

Finance income / (costs)-net

Finance income for the three months ended September 30, 2019 totaled €1.5 million, compared to €0.1 million for the three months ended September 30, 2018. Finance income in the three months ended September 30, 2019 primarily includes foreign exchange gains of €1.4 million.

Comparison of the nine months ended September 30, 2019 and 2018

	Nine months ended September 30,
	2019	2018
	(unaudited)
	(in € thousand)
Total Revenue:	17,464	988
Other income/(expenses)—net	332	(221)
Research and development expenses	(31,253)	(23,332)
General and administrative expenses	(7,566)	(6,591)
Operating loss	(21,023)	(29,156)
Finance income/(costs)—net	1,655	920
Loss before tax	(19,368)	(28,236)
Income taxes	(4)	(1)
Loss for the period	(19,372)	(28,237)
Other comprehensive income	(531)	264
Total comprehensive loss	(19,903)	(27,973)
Loss per common share in € per share (undiluted)	(0.31)	(0.47)
Loss per common share in € per share (diluted)	(0.31)	(0.47)

Revenue

Revenue significantly increased from €1.0 million in the nine months ended September 30, 2018 to €17.5 million for the nine months ended September 30, 2019. Revenue in the nine months ended September 30, 2019 predominantly relate to the Genentech collaboration (€16.2 million), while revenue in the nine months ended September 30, 2018 primarily included revenue generated by AbCheck. Revenue from the Genentech collaboration in the nine months ended September 30, 2019 relate to revenue recognized for collaborative research services performed during the first nine months of the year and the achievement of a preclinical milestone.

Research and development expenses

	Nine months ended September 30,
R&D Expenses by Project	2019	2018	Change %
	(unaudited) (in € thousand)
Project
AFM13	12,631	5,468	131%
AFM11	1,909	4,002	(52%)
Other projects and infrastructure costs	15,896	13,225	20%
Share-based payment expense	817	637	28%
Total	31,253	23,332	34%

Research and development expenses increased from €23.3 million in the nine months ended September 30, 2018 to €31.3 million in the nine months ended September 30, 2019. The variances in project-related expenses between the nine months ended September 30, 2019 and the corresponding period in 2018 are mainly due to the following projects:

•

AFM13. In the nine months ended September, 2019, we incurred significantly higher expenses than in the nine months ended September 30, 2018 primarily due to higher expenses for the preparation of new clinical trials and manufacturing activities for the clinical trial material.

•

AFM11. In the nine months ended September 30, 2019, research and development expenses were lower than in the nine months ended September 30, 2018. The majority of the expenses in the nine months ended September 30, 2019 are related to costs for the termination of the phase 1 dose-finding study in NHL and the phase 1 dose-finding study in ALL.

•

Other projects and infrastructure costs. In the nine months ended September 30, 2019, expenses were higher compared to the previous year primarily due to higher expenses incurred in relation to our earlier stage programs and discovery/early stage development activities and infrastructure costs.

General and administrative expenses

General and administrative expenses for the nine months ended September 30, 2019 were €7.6 million, compared to €6.6 million for the nine months ended September 30, 2018. The amount for 2019 includes share-based compensation of €1.2 million (nine months ended September 30, 2018: €0.9 million).

Finance income / (costs)-net

Finance income for the nine months ended September 30, 2019 was €1.7 million, compared to €0.9 million for the nine months ended September 30, 2018. Finance income in the nine months ended September 30, 2019 is primarily related to foreign exchange gains of €1.5 million.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans, and grants and payments from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2019 and 2018:

	Nine months ended September 30,
	2019	2018
	(unaudited)
	(in € thousand)
Net cash used in operating activities	(30,613)	(24,924)
Net cash used for/generated from investing activities	(2,532)	(474)
Net cash generated from/used in financing activities	(2,050)	21,158
Exchange rate related changes of cash and cash equivalents	361	1,479
Net changes to cash and cash equivalents	(35,195)	(4,240)
Cash and cash equivalents at the beginning of the period	94,829	39,837
Cash and cash equivalents at the end of the period	59,995	37,076

Net cash used in operating activities of €30.6 million in the nine months ended September 30, 2019 is higher than net cash used in operating activities in the nine months ended September 30, 2018 (€24.9 million) primarily due to higher cash expenditure for research and development efforts. The investing activities in the nine months ended September 30, 2019 primarily relate to investments in and proceeds from the sale or maturity of financial assets, while in the nine months ended September 30, 2018 investing activities mainly relate to the purchase of leasehold improvements and equipment. Net cash used in financing activities in the nine months ended September 30, 2019 relate primarily to the repayment of borrowings, while net cash generated from financing activities in the nine months ended September 30, 2018 relate primarily to the proceeds from the public offering in February 2018 and the issuance of shares in connection with our at-the-market sales agreement.

Cash and Funding Sources

Our cash and cash equivalents and financial assets as of September 30, 2019 were €76.5 million, compared to €108.8 million as of December 31, 2018. Funding sources generally comprise proceeds from the issuance of equity instruments, payments from collaboration agreements, loans and government grants.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. If we receive regulatory approval for AFM13, AFM24 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Based on our current operating and budget assumptions, we believe that our existing liquidity together with the November 2019 offering proceeds, will enable us to fund our operating expenses and capital expenditure requirements at least into the fourth quarter of 2021. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, there are no material changes to our contractual obligations from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Contractual Obligations and Commitments” in the Annual Report.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

During the nine months ended September 30, 2019, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

We refer to note 2 of the notes to the unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2019 and 2018 with regard to the impact of recent accounting pronouncements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

As September 17, 2019 represents the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the Securities Act, we will no longer qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, commencing December 31, 2019.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of September 30, 2019, our accumulated deficit was €221.5 million;

•

the chance our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials, or expectations based on these preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;

•

our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•

our dependence on the success of AFM24 (which is not yet in clinical development) and AFM13 (which is still in clinical development), and certain of our other product candidates, each of which may eventually prove to be unsuccessful or commercially not exploitable;

•	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;

•

the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	future legislation may materially impact our ability to realize revenue from any approved and commercialized products;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•

our reliance on our current strategic relationships with LLS, Merck, The MD Anderson Cancer Center, Genentech, Amphivena and Amphivena’s other investors and partners, including MPM Capital and Tekla Capital Management, and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;

•	our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk Factors” in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.